Bontan Corporation Inc.

Consolidated Financial Statements

For the Three Months Ended June 30, 2009 and 2008

(Canadian Dollars)

(UNAUDITED – see Notice to Reader dated August 7, 2009)

BONTAN CORPORATION INC.

NOTICE TO READER OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements for Bontan Corporation Inc. for the three months ended June 30, 2009 have been prepared by management in accordance with Canadian generally accepted accounting principles, consistently applied. These consolidated financial statements have not been reviewed by the auditors of the Company.

These financial statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgement. Recognizing that the management is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

August  7, 2009

Bontan Corporation Inc.
Consolidated Balance Sheets
(Canadian Dollars)
(Unaudited – see Notice to Reader dated August 7, 2009)

	Note	June 30, 2009	March 31, 2009
			(Audited)
Assets
Current
Cash		$307,294	$352,958
Short term investments	3,12(vi) & (vii)	1,343,705	1,091,563
Prepaid consulting services	5	-	20,484
Other receivables	12(viii)	89,081	118,508

		$1,740,080	$1,583,513
Office equipment and furniture	4	$8,920	$9,434
		$1,749,000	$1,592,947
Liabilities and shareholders' equity
Current liabilities
Accounts payable	12(v)	$130,252	$96,544
Audit and consulting fees accrued		67,253	55,474
Total current liabilities		$197,505	$152,018
Shareholders' Equity
Capital stock	6	$32,854,075	$32,854,075
Warrants	8	2,192,927	2,192,927
Contributed surplus		4,154,266	4,154,266
Accumulated other comprehensive loss		(4,108,815)	(4,425,018)
Deficit		(33,540,958)	(33,335,321)
		(37,649,773)	(37,760,339)
Total shareholders' equity		$1,551,495	$1,440,929
		$1,749,000	$1,592,947

Commitments and Contingent Liabilities (Note 11)
Related Party Transactions (Note 12)

Approved by the Board               ”Kam Shah”             Director        ”Dean Bradley”      Director
                                                           (signed)                                                (signed)

The accompanying notes are an integral part of these consolidated financial statements.

Bontan Corporation Inc.
Consolidated Statements of Operations
(Canadian Dollars)
(Unaudited – see Notice to Reader dated August 7, 2009)

For the three months ended June 30,	Note	2009	2008
Income
Gain on disposal of short term investments		$2,819	$188,549
Interest		-	3,951

		2,819	192,500
Expenses
Consulting fees	10,12(v)	86,348	111,108
Payroll		11,517	5,431
Travel, meals and promotions		20,788	19,969
Shareholders information	12(i)	37,238	30,459
Exchange loss		23,020	15,736
Professional fees		10,281	4,149
Office and general		9,263	16,202
Bank charges and interest		530	551
Communication		3,365	3,234
Rent	12(ii)	4,866	4,439
Amortisation		515	375
Transfer agents fees		725	1,069
		208,456	212,722
Net loss for period		(205,637)	(20,222)

Basic and diluted loss per share information
Net Loss per share	9	$(0.01)	$(0.00)

The accompanying notes are an integral part of these consolidated financial statements.

Bontan Corporation Inc.
Consolidated Statements of Cash Flows
(Canadian Dollars)
(Unaudited – see Notice to Reader dated August 7, 2009)

For the three months ended June 30,	Note	2009	2008
Cash flows from operating activities
Net loss for year		$(205,637)	$(20,222)
Amortization of office equipment and furniture		515	375
Gain on disposal of short term investments		(2,819)	-188,549
Consulting fees settled for common shares	5	20,484	80,956
Net change in working capital components
Other receivables		29,427	24,647
Accounts payable		33,708
Audit and consulting fees accrued		11,779	-3,396
		(112,543)	(106,189)
Investing activities
Purchase of short term Investments		-	(1,563,978)
Net proceeds from sale of short term investments		66,879	1,211,169
		66,879	(352,809)
Decrease in cash during period		(45,664)	(458,998)
Cash at beginning of period		352,958	1,259,062
Cash at end of period		$307,294	$800,064
Supplemental disclosures
Non-cash operating activities
Consulting fees settled for common shares and	5	20,484	80,956
options and expensed during the period
Consulting fees prepaid in shares	5	-	204,941
		$20,484	$285,897

The accompanying notes are an integral part of these consolidated financial statements.

Bontan Corporation Inc.
Consolidated Statement of Shareholders’ Equity
(Canadian Dollars)
For the three months ended June 30, 2009
(Unaudited – see Notice to Reader dated August 7, 2009)

	Number of Shares	Capital Stock	Warrants	Contributed surplus	Accumulated Deficit	Accumulated other comprehensive loss	Shareholders' Equity
Balance March 31, 2008	30,095,743	$32,901,488	$2,153,857	$4,077,427	$(32,645,906)	$(1,306,768)	$5,180,098
Issued under private placement	1,000,000	62,280		-			62,280
Finder fee		(6,228)					(6,228)
Value of warrants issued under private placement transferred to contributed surplus		(39,070)	39,070				-
Shares canceled	-275,000	-64,395					(64,395)
Options revaluation upon changes in the terms				76,839			76,839
Net loss					(689,415)		(689,415)
Unrealised loss on short term investments, net of tax considered available for sale						(3,118,250)	(3,118,250)

Balance, March 31, 2009	30,820,743	$32,854,075	$2,192,927	$4,154,266	$(33,335,321)	$(4,425,018)	$1,440,929
Unrealised gain on short term investments, net of tax, considered available for sale						316,203	316,203
Net loss for the quarter					(205,637)		(205,637)
Balance, June 30, 2008	30,820,743	$32,854,075	$2,192,927	$4,154,266	$(33,540,958)	$(4,108,815)	$1,551,495

The accompanying notes are an integral part of these consolidated financial statements.

Bontan Corporation Inc.
Consolidated Statement of Comprehensive Loss and Accumulated Other Comprehensive Loss
(Canadian Dollars)
 (Unaudited – see Notice to Reader dated August 7, 2009)

	Note	Three months ended		Year ended March 31
		2009	2008	2009
		(Unaudited)	(Unaudited)	(Audited)
Net loss for year		$(205,637)	$(20,222)	$(689,415)
Other comprehensive loss
Unrealised gain(loss) for period on short term investments, net of tax considered available for sale	3	316,203	1,076,875	(3,118,250)
Comprehensive income(loss)		110,566	1,056,653	(3,807,665)

Accumulated other comprehensive loss
Beginning of period		(4,425,018)	(1,306,768)	(1,306,768)
Other comprehensive income(loss) for period		316,203	1,076,875	(3,118,250)
Accumulated other comprehensive loss, end of period	3	$(4,108,815)	$(229,893)	$(4,425,018)

The accompanying notes are an integral part of these consolidated financial statements.

Bontan Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2009 and 2008
(Unaudited – see Notice to Reader dated August 7, 2009)

1.      NATURE OF OPERATIONS

Bontan Corporation Inc. (“the Company”) is a diversified natural resource company that invests in major oil and gas exploration and exploitation projects in countries around the globe through its subsidiary by acquiring joint venture, indirect participation interest and working interest in those projects. The company focuses on projects where the other project partners have proven experience in oil and gas exploration, development and distribution.

The Company currently does not have any active project participation and has now expanded its search for participation in suitable projects in all sectors.

2.      PRINCIPLES AND USE OF ESTIMATES

These financial statements consolidated the accounts of the Company and its wholly owned subsidiary, Bontan Oil and Gas Corporation., and have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") with respect to interim financial statements, applied on a consistent basis. Accordingly, they do not include all of the information and footnotes required for compliance with GAAP in Canada for annual audited financial statements. These Statements and notes should be read in conjunction with the audited consolidated financial statements and notes included in the Company’s Annual Report for the fiscal year ended March 31, 2009.

The accounting policies adopted for the preparation of these Statements are the same as those applied for the Company’s audited financial statements for the fiscal year ended March 31, 2009.

The preparation of these Statements and the accompanying unaudited notes requires management to make estimates and assumptions that affect the amounts reported. In the opinion of management, these Statements reflect all adjustments necessary to state fairly the results for the periods presented. Actual results could vary from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

     Adoption of new accounting and disclosure policies

Effective April 1, 2009, the Company adopted  the recommendations of the Emerging Issues Committee Abstract EIC -173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities” which states that an entity’s own credit and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities. These recommendations were particularly applied in evaluating the fair values of the short term investments.

Bontan Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2009 and 2008
(Unaudited – see Notice to Reader dated August 7, 2009)

2.      PRINCIPLES AND USE OF ESTIMATES - continued

Recent accounting pronouncements

International Financial Reporting Standards (“IFRS”)

In January 2006, the CICA’s Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian GAAP with IFRS for Canadian enterprises with public accountability. The current conversion timetable calls for financial reporting under IFRS for accounting periods commencing on or after January 1, 2011. On February 13, 2008 the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company is currently assessing the impact of IFRS on its consolidated financial statements.

The Company’s transition date of April 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ending March 31, 2011. The financial reporting impact of the transition cannot be reasonably estimated at this time.

Business combinations

In January 2009, the CICA issued the new handbook Section 1582, Business Combinations, effective for fiscal years beginning on or after January 1, 2011. Earlier adoption of Section 1582 is permitted. This pronouncement further aligns Canadian GAAP with US GAAP and IFRS and changes the accounting for business combinations in a number of areas. It establishes principles and requirements governing how an acquiring company recognizes and measures in its financial statements identifiable assets acquired, liabilities assumed, any non-controlling interest in the acquiree, and goodwill acquired. The section also establishes disclosure requirements that will enable users of the acquiring company’s financial statements to evaluate the nature and financial effects of its business combinations. Although the Company is considering the impact of adopting this pronouncement on the consolidated financial statements, it will be limited to any future acquisitions beginning in fiscal 2012.

Consolidated financial statements and non-controlling interests

In January 2009, the CICA issued the new handbook Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling Interests, effective for fiscal years beginning on or after January 1, 2011. Earlier adoption of these recommendations is permitted. These pronouncements further align Canadian GAAP with US GAAP and IFRS. Sections 1601 and 1602 change the accounting and reporting for ownership interest in subsidiaries held by parties other than the parent. Non-controlling interests are to be presented in the consolidated statement of financial position within the entity but separate from the parent’s equity. The amount of consolidated net income attributable to the parent and to the non-controlling interest is to be clearly identified and presented on the face of the consolidated statement of income. In addition, these pronouncements establish standards for a change in a parent’s ownership interest in a subsidiary and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. They also establish reporting requirements for providing sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. The Company is currently considering the impact of adopting these pronouncements on its consolidated financial statements in fiscal 2012 in connection with the conversion to IFRS.

Bontan Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2009 and 2008
(Unaudited – see Notice to Reader dated August 7, 2009)

3.	SHORT TERM INVESTMENTS

	June 30, 2009		March 31, 2009
	Carrying average costs	fair market value	Carrying average costs	fair market value
Marketable securities	5,194,370	1,343,705	5,253,571	1,091,563
Non-marketable securities	258,150	-	263,010	-
	$5,452,520	$1,343,705	$5,516,581	$1,091,563
Unrealised loss before tax		$(4,108,815)		$(4,425,018)
Movements in unrealised (loss)gain
At beginning of period		(4,425,018)		$(1,306,768)
(loss)gain during period		316,203		$(3,118,250)
At end of year		$(4,108,815)		$(4,425,018)

a.                Marketable securities

Marketable securities are designated as “available-for-sale”.

Marketable securities are stated at fair value based on quoted market prices on the balance sheet as at June 30, 2009. An unrealised gain of $ 316,203 for the quarter ended June 30, 2009  was included in the consolidated statement of comprehensive loss and accumulated other comprehensive loss.

As at June 30, 2009, the Company held warrants in certain marketable securities which are exercisable at its option to convert into equal number of common shares of the said securities. The total exercise price of these warrants was $ $ 130,714 (March 31, 2009: $138,189) and the market value of the underlying securities was $ 48,745 as at that date (March 31, 2009: $ 34,509). These warrants and the underlying unrealised gains and losses have not been accounted for in the financial statements since the Company has not yet determined if it would exercise these warrants before their expiry between November 2009 and April 2012.

b.                Non-marketable securities

 The Company held shares in three private corporations as at  June 30, 2009, which are designated as “Available for sale”. Based on the management review of the affairs of the above investee companies and discussions with their management, it was concluded that there was no other than temporary impairment in the carrying costs of these investments as at June 30, 2009 The factors considered in our impairment review included length of time the security was held, extent to which the fair value was below cost, current financial conditions of the investee companies, near term prospects of the investee companies and our ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery.

The Company however believed that as at June 30, 2009 and March 31, 2009, the value of these investments was seriously affected due partly to the overall adverse market conditions and has therefore continued to value them at zero value.

Bontan Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2009 and 2008
(Unaudited – see Notice to Reader dated August 7, 2009)

4.	OFFICE EQUIPMENT AND FURNITURE

	Cost	accumulated amortisation	Net book value	Net book value
	As at June 30, 2009			March 31, 2009
				(Audited)
Office furniture	4,725	1,493	3,232	3,402
Computer	2,298	1,103	1,195	1,302
Software	5,256	763	4,493	4,730

	$12,279	$3,359	$8,920	$9,434

5.      PREPAID CONSULTING SERVICES

Prepaid consulting services relate to the fair value of shares and options issued under the Company’s Consultants’ Stock Compensation and Stock  Option Plans to consultants for services that will be performed during the period subsequent to the balance sheet date. Changes during the period were as follows:

	Balance at April 1, 2009	Deferred during period		Expensed during period	Balance at June 30, 2009

Stocks	20,484	-		(20,484)	-
	$20,484	$-		$(20,484)	$-

	Balance at April 1, 2008	Deferred during the year	Canceled during the year	Expensed during the year	Balance at March 31, 2009
Options	$7,878	$76,839	$-	$(84,717)	$-
Stocks	278,018	-	(64,395)	(193,139)	20,484
	$285,896	$76,839	$(64,395)	$(277,856)	$20,484

	Balance at April 1, 2008	Deferred during period		Expensed during period	Balance at June 30, 2008
Options	7,878	-		(1,970)	5,908
Stocks	278,018	1		(78,986)	199,033
	$285,896	$1		$(80,956)	$204,941

Bontan Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2009 and 2008
(Unaudited – see Notice to Reader dated August 7, 2009)

5.      PREPAID CONSULTING SERVICES  - continued

In December 2008, the directors approved payment of fee in cash to two consultants upon their returning, for cancelation, common shares of  the Company  issued  earlier in settlement of the said fee. One of the consultants, Mr. John Robinson had not returned, for cancelation, 350,000 shares issued earlier as at June 30, 2009 and hence cash liability of $82,000 and related shares cancelation has not yet been accounted for by the Company.

The above shares were returned by Mr. John Robinson for cancelation and were cancelled on August 12, 2009. The effect of this event will be accounted for in the quarter ending September 30, 2009.

6.      CAPITAL STOCK

(a)         Authorized

Unlimited number of common shares

(b)         Issued

	June 30, 2009		March 31, 2008
			(Audited)
	Common		Common
	Shares	Amount	Shares	Amount
Beginning of period	30,820,743	$32,854,075	30,095,743	$32,901,488
Canceled	-	-	(275,000)	(64,395)
Issued under private placement		-	1,000,000	62,280
Finder's fee	-	-		(6,228)
Value assigned to warrants issued under private placement transferred to contributed surplus	-	-	-	(39,070)
	30,820,743	$32,854,075	30,820,743	$32,854,075

On April 7, 2009, the Company registered 2009 Consultant Stock Compensation Plan with Securities and Exchange Commission in a registration statement under the US Securities Act of 1933. 3 million common shares of the Company were registered under the Plan. No shares have yet been allocated under this Plan.

Bontan Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2009 and 2008
(Unaudited – see Notice to Reader dated August 7, 2009)

7.      STOCK OPTION PLANS

(a)           The following is a summary of all Stock Option Plans as at June 30, 2009:

Plan	Date of registration *	# of Options
		Registered	Issued	Expired	Exercised	Outstanding
1999 Stock option Plan	April 30, 2003	3,000,000	3,000,000	-70,000	-1,200,000	1,730,000
2003 Stcok Option Plan	July 22, 2004	2,500,000	2,500,000	-155,000	-400,000	1,945,000
The Robinson Plan	December 5, 2005	1,100,000	1,100,000	-	-	1,100,000
2005 Stock Option Plan	December 5, 2005	1,000,000	50,000	-	-	50,000
		7,600,000	6,650,000	-225,000	-1,600,000	4,825,000

* Registered with the Securities and Exchange Commission of the United States of America (SEC) as required under the Securities Act of 1933.

All options were fully vested on the dates of their grant.

(b)	There were no movements during the quarter ended June 30, 2009. The weighted average exercise price of the outstanding stock options is US$0.15 (March 31, 2009: $0.15, June 30, 2008: $0.46.)

(C)           Details of weighted average remaining life of the options granted and outstanding are as follows:

	June 30, 2009	March 31, 2009
Number of options oustanding and excercisable	4,825,000	4,825,000
Exercise price in US$	0.15	0.15
Weighted average remaining contractual life (years)	1.53	1.78

All options were fully vested immediately as at June 30 and March 31, 2009. The options can be exercised at any time after vesting within the exercise period in accordance with the applicable option agreement. The exercise price was more than the market price on the date of the grants for 1,995,000 options and less than the market price for the balance of 2,830,000 options. Upon expiry or termination of the contracts, vested options must be exercised within 30 days for consultants and 90 days for directors.

Bontan Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2009 and 2008
(Unaudited – see Notice to Reader dated August 7, 2009)

8.	WARRANTS

(a)	Movement in warrants during the period are as follows:

	June 30, 2009			March 31, 2009
				(Audited)
	# of warrants	Weighted average exercise price	Fair value	# of warrants	Weighted average exercise price	Fair value

Issued and outstanding, beginning of period	13,846,420	0.24	2,192,927	12,846,420	0.44	2,153,857
Issued during period	-		-	1,000,000	0.1	39,070
Issued and outstanding, end of year	13,846,420	0.24	2,192,927	13,846,420	0.24	2,192,927

(b)	Details of weighted average remaining life of the warrants granted and outstanding are as follows:

	June 30, 2009		March 31, 2009
			(Audited)
	Warrants outstanding & excercisable		Warrants outstanding & excercisable
Exercise price in US$	Number	Weighted average remaining contractual life (years)	Number	Weighted average remaining contractual life (years)
0.25	12,846,420	0.90	12,846,420	0.29
0.10	1,000,000	1.64	1,000,000	1.88

0.46	13,846,420	0.96	13,846,420	0.40

On June 4, 2009, the Board of Directors of the Company approved a further extension of the expiry date of 11,124,460 warrants issued as part of 2006 private placement and still outstanding by one year from their existing expiry dates. The fair value of these warrants was not recalculated due to this change.

9.      LOSS PER SHARE

Loss per share is calculated on the weighted average number of common shares outstanding during the period, which were 30,820,743 shares for the three months ended June 30, 2009 (three months ended June 30, 2008– 30,095,743).

The Company had approximately 13.8 (June 30, 2008:12.8 million) warrants and 4.8 million options (June 30, 2008: 4.8 million), which were not exercised as at June 30, 2009. Inclusion of these warrants and options in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation. Consequently, there is no difference between loss per share and diluted loss per share.

Bontan Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2009 and 2008
(Unaudited – see Notice to Reader dated August 7, 2009)

10.	CONSULTING FEE

For the three months ended June 30,	2009	2008
Fees settled in stocks and options (Note 5)	20,484	80,956
Fees settled for cash	65,864	30,152

	$86,348	$111,108

11.           COMMITMENTS AND CONTINGENT LIABILITIES

(a)
The Company entered into media relations and investor relations contracts with Current Capital Corp., a shareholder corporation, effective July 1, 2004 initially for a period of one year and renewed automatically unless cancelled in writing by a 30-day notice for a total monthly fee of US$10,000.00

(b)
The Company entered into a consulting contract with Mr. Kam Shah, the Chief Executive Officer and Chief Financial Officer on April 1, 2005 for a five-year term up to March 31, 2010.  The fee for each of the years is to be decided at the board meeting after the end of the third quarter of the calendar year. Mr. Shah was approved cash fee of $10,000 plus taxes per month for the year ending December 31, 2009 for his services. Further, the contract provides for a lump sum compensation of US$250,000 for early termination of the contract without cause. The contract also provides for entitlement to stock compensation and stock options under appropriate plans as may be decided by the board of directors from time to time.

(c)
The Company entered into a consulting contract with Mr. Terence Robinson, a key consultant and a former Chief Executive Officer, on April 1, 2003 for a six-year term up to March 31, 2009. On august 4, 2009, this contract was renewed for another five years effective April 1, 2009. The renewed contract provides for a fixed monthly fee of $10,000 plus taxes. The Consultant will also be entitled to to stock compensation and stock options under appropriate plans as may be decided by the board of directors from time to time.

(d)
The Company has a consulting contract with Mr. John Robinson. Mr. John Robinson is sole owner of Current Capital Corp., a firm with which the Company has an ongoing contract for media and investor relations, and a brother of Mr. Terence Robinson who is a key consultant to the Company and a former Chief Executive Officer of the Company.  On March 28, 2008, the Company renewed the consulting contract with Mr. John Robinson for another year to June 30, 2009.  The consulting fee was agreed to be US$82,000 which was pre-paid by issuance of 350,000 common shares under 2007 Consultant Stock Compensation Plan.  Mr. Robinson provides services that include assisting the management in evaluating new projects and monitoring short term investment opportunities that the Company may participate in from time to time. A new Consulting Contrcat was signed with Mr. John Robinson on July 1, 2009 for period  to March 31, 2014. The Contract provides for a fixed monthly fee of $8,500 plus taxes. The Consultant will also be entitled to stock compensation and stock options under appropriate plans as may be decided by the board of directors from time to time.

Bontan Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2009 and 2008
(Unaudited – see Notice to Reader dated August 7, 2009)

11.           COMMITMENTS AND CONTINGENT LIABILITIES  -  continued

(e) The Company has agreed to payment of a finder’s fee to Current Capital Corp., a related party, at the rate of 10% of the proceeds from exercise of any of the outstanding warrants. The likely fee if all the remaining warrants are exercised will be approximately US$580,000.

12.           RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions and balances have been listed below, unless they have been disclosed elsewhere in the financial statements. Amounts are for three months ended June 30, 2009 and balances are at June 30, 2009. Comparative amounts are for the three months ended June 30, 2008 and balances as at June 30, 2008.

(i)
Included in shareholders information expense is $35,387 (2008 – $30,459) to Current Capital Corp, (CCC) for media relation’s services. CCC is a shareholder corporation and a director of the Company provides accounting services as a consultant.

(ii)	CCC charged $4,352 for rent (2008: $4,439).

(iii)	Business expenses of $4,963 (2008: $5,008) were reimbursed to directors of the corporation and $21,901 (2008 - $20,049) to a key consultant and a former chief executive officer of the Company.

(iv)
Consulting fees include cash fee paid to directors for services of $32,500 (2008: $ 22,500). Fees prepaid to a director $2,737 (2008: $ 2,470).  Cash fee paid to key consultant and a former chief executive officer of the Company was $30,000 (2008: nil)

(v)
Accounts payable includes $22,542 (2008: $9,576) due to CCC, $2,737 (2008: $3,355) due to directors and $69,700 (2008: $2,382) due to a key consultant and a former chief executive officer of the Company.

(vi)
Included in short term investments is an investment of $200,000 (2008: $200,000) in a private corporation controlled by a brother of the key consultant. The investment was stated at market value which was considered nil as at June 30, 2009 (June 30, 2008: $200,000)

(vii)
Included in short term investments is an investment of $ 1,837,956 carrying cost and $533,615 fair value (2008: $1,833,966 carrying cost and $1,932,320 fair value)
in a public corporation controlled by a key shareholder of the Company.  This investment represents common shares acquired in open marekt or through private placements and represents less than 1% of the said Corporation.

(viii)
Included in other receivable is a fee advance of $70,000 made to a director. (2008: $ 10,000). The advance is repayable when the market price of the common shares of the Company stays at US$0.50 or above for a consecutive period of three months. These advances do not carry any interest.

Bontan Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2009 and 2008
(Unaudited – see Notice to Reader dated August 7, 2009)

13.           SEGMENTED INFORMATION

As at June 30 and March 31, 2009, the Company had only one major business segment-

Energy sector: This segment includes the Company’s acquisition of interests in joint ventures and projects relating to exploration and commercial drilling of oil and gas and related products.

The accounting policies of the segments are same as those described in Note 2 of the audited consolidated financial statements for the year ended March 31, 2009.

The Company had no business activity in the above segment.

The Company is now seeking business participation opportunities in all sectors. This may change the future major business segments for the Company.

Geographic Information

The Company operates from one location in Canada. Its assets were located in Canada as at June 30, 2009, March 31, 2009 and June 30, 2008.

14.           FINANCIAL INSTRUMENTS AND CONCENTRATION OF RISKS

The Company is exposed in varying degrees to a number of risks arising from financial instruments. Management’s close involvement in the operations allows for the identification of risks and variances from expectations. The Company does not participate in the use of financial instruments to mitigate these risks and has no designated hedging transactions. The Board approves and monitors the risk management processes. The Board’s main objectives for managing risks are to ensure liquidity, the fulfilment of obligations, the continuation of the Company’s search for new business participation opportunities, and limited exposure to credit and market risks while ensuring greater returns on the surplus funds on hand. There were no changes to the objectives or the process from the prior period.

The types of risk exposure and the way in which such exposures are managed are as follows:

(a) Concentration risk:

Concentration risks exist in cash and cash equivalents because significant balances are maintained with one financial institution and two brokerage firms. The risk is mitigated because the financial institution is a prime Canadian bank and the brokerage firms are well known Canadian brokerage firms with good market reputation and all its assets are backed up by one of the major Canadian banks.

Bontan Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2009 and 2008
(Unaudited – see Notice to Reader dated August 7, 2009)

 14.           FINANCIAL INSTRUMENTS AND CONCENTRATION OF RISKS – Continued ....

 (c) Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company ensures there is sufficient capital to meet short term business requirements. In addition, management and key consultants have opted for several years to accept the Company’s common shares instead of cash towards their fee to ensure greater cash flow for other operational and business needs.

One of management’s goals is to maintain an optimal level of liquidity through the active management of the assets, liabilities and cash flows.

The Company’s maintains limited cash for its operational needs while most of its surplus cash is invested in short term marketable securities which are available on short notice to fund the Company’s operating costs and other financial demands.

 (d) Currency risk

The operating results and financial position of the Company are reported in Canadian dollars. Significant part of cash and short term investments are held in US dollars – approximately 17% of total assets at June 30, 2008 (23% as at March 31, 2008). The results of the Company’s operations are therefore subject to currency transaction and translation risk.

The fluctuation of the US dollar in relation to the Canadian dollar will consequently impact the loss of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.

Comparative foreign exchange rates are as follows:

June 30, 2008                                           March 31, 2009

One US Dollar to CDN Dollar                                                                                        1.1630                                                  1.2602

The Company has not entered into any agreements or purchased any foreign currency hedging arrangements to hedge possible currency risks at this time.

Bontan Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2009 and 2008
(Unaudited – see Notice to Reader dated August 7, 2009)

15.           CAPITAL DISCLOSURES

The Company considers the items included in Shareholders’ Equity as capital. The Company currently has no debts or significant financial commitments. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue new business opportunities and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and short term investments.

As at June 30, 2008, the shareholders’ equity was approximately $ 1.6 million (March 31, 2009: $ 1.4 million). Approximately 81% or $1.3 million was held in short term investments (March 31, 2009: $1.1 million or 79%) and the balance was held in cash and receivable. Absence of any external debts indicates the Company’s continued financial strength.

The Company is not subject to any externally imposed capital requirements and does not presently utilize any quantitative measures to monitor its capital.

The Company expects its current capital resources will be sufficient to carry its business plans and operations through its current operating period.

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP").  Which are not materially different from principles, practices and methods used in the United States ("US GAAP") and in SEC Regulation S-X.

Future U.S. accounting policy changes

There were no new accounting developments in the US standards that would affect the results of operations or financial position of the Company other than those detailed in the audited consolidated financial statements for the year ended March 31, 2009.